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                                                                      Exhibit 18

March 21, 1995

The Board of Directors
Fund American Enterprises Holdings, Inc.


Note 5 of Notes to the consolidated financial statements of Fund American Enterprises Holdings, Inc., incorporated by reference in its Form 10-K for the year December 31, 1994, describes a change in the method of accounting for the purchased mortgage servicing rights asset by Source One Mortgage Services Corporation, the Company's subsidiary. The new accounting methodology measures the asset's impairment on a disaggregated basis and discounts the asset's cash flows using a current market rate. Previously, the Company measured the asset's impairment on a disaggregated basis including a cost of capital charge for estimating the asset's cash flows. Management has advised us that they believe the change is to a preferable method in the circumstances because it represents a more informative financial statement presentation of the purchased mortgage servicing rights asset and is consistent with the recent comment letters by the SEC Staff and trends within the industry.

There are no authoritative criteria for determining a preferable method of accounting for purchased mortgage servicing rights assets; however, based on the particular circumstances, we conclude that the change in the method of accounting for the purchased mortgage servicing rights asset is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.



                                                Very truly yours,

                                                Ernst & Young LLP